Exhibit 21.1

Subsidiaries of Live Oak Bancshares, Inc.

Live Oak Banking Company

(a North Carolina chartered banking corporation)

Government Loan Solutions, Inc.

(a North Carolina corporation)

Live Oak Grove LLC

(a North Carolina limited liability company)

Live Oak Ventures, Inc.

(a Delaware corporation)

Canapi Advisors, LLC

(a Delaware limited liability company)